October 23, 2019

Via EDGAR Transmission
Mara Ransom
Assistant Director
Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	OneWater Marine Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-232639

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on October 21, 2019, in which we requested the acceleration of the effective date of the above-captioned Registration Statement for October 23, 2019, at 4:00 PM Eastern Time, or as soon as practicable thereafter, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended. OneWater Marine Inc. is no longer requesting that such Registration Statement be declared effective at such date and time, and we hereby formally withdraw our request for acceleration of the effective date of the above-captioned Registration Statement.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
RAYMOND JAMES & ASSOCIATES, INC.
As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Lindsay Drucker Mann
	Name:	Lindsay Drucker Mann
	Title:	Managing Director

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Justin Roman
	Name:	Justin Roman
	Title:	Director